EXHIBIT 99.1

For Immediate Release

Compugen Appoints Mr. Avihai Shen Interim CFO

TEL AVIV, ISRAEL – May 12, 2014 – Compugen Ltd. (NASDAQ: CGEN) today announced the appointment of Mr. Avihai Shen as Interim Chief Financial Officer, replacing Ms. Dikla Czaczkes Axselbrad.

Dr. Anat Cohen-Dayag, Compugen’s President and CEO, stated, “The Company and Dikla agreed that Dikla would step down from her position as the Company’s CFO. We thank her for her contributions and wish her every success in her future endeavors.”

Mr. Shen recently replaced Ms. Czaczkes Axselbrad at Compugen while she was on maternity leave and therefore is fully capable of stepping in immediately as the Company’s interim CFO.  Mr. Shen has extensive experience as a chief financial officer for both public and private companies. Prior to his activities at Compugen, Mr. Shen has served as CFO at Delek Energy US, Retalix US and Arotech Corp. He began his career as a certified public accountant with Ernst and Young.

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. Compugen’s wholly-owned U.S. subsidiary located in South San Francisco is developing oncology and immunology monoclonal antibody therapeutic candidates against its drug targets. For additional information, please visit Compugen's corporate website at http://www.cgen.com/.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, include words such as “may,” “expects,” “anticipates,” “potential,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2013 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892